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SIEMENS                                              Press  Presse Prensa

                                                     Medical Engineering

                     For the business and financial press
                         Erlangen, September 27, 2000

Siemens invests in growth sector:

ACQUISITION    BID   FOR   LEADING   ULTRASOUND   PROVIDER   ACUSON

Planned merger to enhance system solutions and optimize portfolio for e-health strategy

Siemens' Medical Engineering Group (Med), Erlangen, Germany, has reached an agreement with Acuson Corporation, Mountain View, Calif. (NYSE: ACN), on a planned acquisition of Acuson. Siemens will make a public cash offer to holders of all outstanding Acuson shares. The aggregate value of the offer will total
approximately US$ 700 million, or US$ 23 a share.   The offer is conditioned
upon, among other things, Acuson's shareholders tendering and not withdrawing prior to the expiration of the offer at least a majority of the shares of Acuson's common stock, as well as the receipt of necessary regulatory approvals in relevant jurisdictions.

Acuson is a leading provider of ultrasound systems for use in radiology, cardiology, vascular, obstetrics and gynecology, including networking with clinic information technology (IT) systems. The company had annual sales in 1999 of some US$ 475 million and about 1,900 employees worldwide. Siemens anticipates that a successful bid will significantly increase the position of Siemens' Medical Engineering Group in the ultrasound market. Further, this acquisition should help advance the company's strategy to offer complete solutions to healthcare providers worldwide.

"Ultrasound technology has enormous potential and will play an even greater role in healthcare in the future. Rapid innovations in digital image and knowledge processing, coupled with advances in IT-based connectivity between physicians and clinics, place ultrasound in a strong position for more outstanding contributions," noted Dr. Erich R. Reinhardt, president and chief executive officer of Siemens' Medical Engineering Group. Ultrasound exams are cost-efficient, highly mobile and patient-friendly.

With an estimated annual growth rate of six percent, ultrasound is one of the largest growth markets in imaging modalities for medical applications. "This merger creates a premier ultrasound business.

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Together our products will cover the entire market for ultrasound equipment and
IT-networking, from portable devices to ultra-premium platforms," added
Reinhardt.

Samuel H. Maslak, Sc.D., chief executive officer and founder of Acuson Corporation is enthusiastic about the post-merger future of the combined groups. "This is an incredibly positive step for the entire industry and especially for customers and their patients," he said. "By combining the best of both companies' know-how, customers will benefit from more research and development, better global distribution and services, more clinical applications and better IT-based connectivity solutions. The potential for new, cost-effective contributions to patient care from ultrasound is now greatly expanded," he added.

The planned transaction is a further step in the implementation of Med's business strategy. Following Siemens' acquisition of Shared Medical Systems, the company now offers a complete spectrum of innovative medical systems and advanced information technology. This capability makes Siemens a unique supplier to provide complete integrated solutions that meet today's demand for more efficient healthcare.

"It is not enough to provide products alone. We must also offer solutions that help customers optimize their workflow to improve their diagnostic processes and therapies. Using this as the basis for our strategy, investments in innovative medical systems like ultrasound are the right decision," explained Reinhardt. The next priority, he stated, is to convert Med into an e-health provider offering not only Internet sales and service but - as an application service provider - data management as well. The merger with Shared Medical Systems makes Siemens a leading application service provider in the healthcare industry.

"This merger with Acuson makes great sense from an Ultrasound perspective. Acuson's highly regarded reputation, technologically advanced products and strong customer support make an excellent cultural fit with Siemens," said John Pavlidis, president of Siemens' Ultrasound division, headquartered in Issaquah, Wash. "Acuson's leading position in the U.S. - the world's largest single healthcare market - and Siemens' strong presence outside the U.S., enables these two partners to become a major player across the globe. The addition of Acuson's products to our current offerings should create the most comprehensive ultrasound equipment line in the industry."

Acuson Corporation, located in Mountain View, Calif., USA, is a world-leading provider of ultrasound systems for medical applications. In 1999, the company posted sales of US$ 475.9 million. Acuson was founded in 1982 and is traded on the New Stock Exchange under the symbol ACN.

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Siemens' Medical Engineering Group (Med) is one of the largest global suppliers in the healthcare sector. The Group is renowned for its innovative products, services and complete solutions, ranging from imaging systems for diagnostics and therapy products for treatment to electromedicine and hearing instruments to IT solutions that optimize workflow and increase efficiency in hospitals, clinics and doctors' offices. Med's recent acquisition of Shared Medical Systems (1999 sales: US$ 1.2 billion) has enabled Med to further strengthen its expertise in services - especially as an application service provider - and in IT solutions in the healthcare sector. Excluding Shared Medical Systems, in fiscal 1999, Siemens' Medical Engineering Group had new orders of 4.14 billion (DM 8.1 billion), sales of 4.09 billion (DM 8.0 billion) and employed approximately 19,000 worldwide.

This release contains forward-looking statements, including statements about future business operations, financial performance and market conditions. Such forward-looking statements involve risks and uncertainties inherent in business forecasts. This release is neither an offer to purchase nor a solicitation of an offer to sell securities of Acuson Corporation. The tender offer will be made solely by an offer to purchase and related letter of transmittal to be disseminated upon the commencement of the tender offer. Shareholders of Acuson Corporation should read the tender offer statement when it is available because it contains important information.

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